UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
or

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from  __________ to __________.

Commission File Number 0-11733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia  25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2006

Required Information

The City Holding Company 401(k) Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31,  2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Gibbons & Kawash
Charleston, WV

June 25, 2007

City Holding Company
401(k) Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Cash and cash equivalents	$–	$31,700
Investments at fair value:
Mutual and commingled funds	21,503,615	17,522,000
Common stock of City Holding Company	15,233,482	15,496,931
Participant loans	1,110,849	1,128,369
Total assets	37,847,946	34,179,000

Accrued expenses and other liabilities	–	7,127
Payable to participants	–	3,151
Net assets available for benefits	$37,847,946	$34,168,722

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Investment income:
Net appreciation in fair value of investments	$3,493,334
Interest and dividends	530,638
4,023,972

Contributions:
Contributions from employer	573,408
Contributions from employees	2,056,329
2,629,737
Total additions	6,653,709

Deductions
Withdrawals and benefits paid directly to participants	2,959,485
Administrative expenses	15,000
Total payments and expenses	2,974,485

Net increase	3,679,224

Net assets available for benefits:
Beginning of year	34,168,722
End of year	$37,847,946

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company 401(k) Plan and Trust (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

Investments

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock’s quoted trade price. Investments in mutual and commingled funds are valued at the Plan’s proportionate share of the quoted fair value of net assets in each fund as of December 31, 2006 and 2005.  During 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP).  The FSP requires that certain investment contracts held by a defined-contribution plan, which were previously presented at contract value, are required to be reported at fair value.  The adoption of this FSP did not have a material impact on the Plan’s financial statements as the contract values of the investments in such investment contracts approximate fair value.

The participant loans are valued at their outstanding balances, which approximate fair value.

Each participant may designate the percentage of his or her contributions to be invested into any of the investment options, offered by the Plan.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2. Description of Plan

The following description of the Plan provides general only information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the Company) who are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Company’s contribution consists of a 50% match of the first 6% of each eligible participant’s contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.

Participant Accounts

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $578,000 and $21,000 in 2006 and 2005, respectively, of participant account balances rolled-over from previous employer plans. Participants may elect, on an annual basis, to have the dividends on their investment in Plan sponsor stock to be paid directly to the participant or reinvested in the participant’s account in the Plan sponsor stock.

Vesting

Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

2. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Benefits, representing each participant’s share in the Plan, are generally payable upon the participating employee’s death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan’s assets.

5. Investments

During 2006, the Plan’s investments (including investments purchased and sold as well as those held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation in Fair
Value of Investments

Mutual and commingled funds	$2,620,815
Common stock	872,519
Total	$3,493,334

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

		December 31
		2006	2005

*	City Holding Company common stock	$15,233,482	$15,496,931
	Federated Capital Preservation Fund	8,918,923	6,821,143
	American Funds American Balanced Fund	2,520,913	2,294,653
	Federated Capital Appreciation Fund	1,932,324	1,515,925

*	Party-in-interest

	City Holding Company
	401(k) Plan and Trust

	Plan: 002 EIN: 550619957

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

	December 31, 2006

	(b)	(c)		(e)
	Identity of Issue, Borrower,	Description of		Current
(a)	Lessor, or Similar Party	Investment		Value

	Common stock:
*	City Holding Company common stock	372,548	Shares	$15,233,482

	Investments in mutual or commingled funds:
	Federated Capital Appreciation Fund	78,903	Units	1,932,324
	Federated Capital Preservation Fund	891,892	Units	8,918,923
	Federated Kaufmann Fund	266,911	Units	1,510,717
	Federated Short-Term Income Fund	101,404	Units	850,781
	Federated Max-Cap Index Fund	31,835	Units	828,352
	Federated Stock Trust Fund	22,865	Units	730,294
	Federated Total Return Bond Fund	30,300	Units	319,362
	American Funds American Balanced Fund	132,680	Units	2,520,913
	American Funds EuroPacific Growth Fund	31,253	Units	1,436,991
	American Funds Washington Mutual Investor Fund	15,460	Units	537,544
	American Funds AMCAP Fund	17,847	Units	356,041
	Alger Large Cap Growth Institutional Fund	27,276	Units	375,039
	Baron Small Cap Fund	51,964	Units	1,186,334
				21,503,615

	Participant loans	Interest at 5.00%-9.25%, maturing through
		April 2018		1,110,849

	Total			$37,847,946

Column (d), cost, has been omitted, as investments are participant-directed.
*	Indicates a party-in-interest to the Plan.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 28, 2007